Cenovus has strong third-quarter operational performance
Oil sands production increases; operating costs decline

Calgary, Alberta (October 27, 2016) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) continues to deliver safe and reliable operating performance. In 2016, the company has achieved consistent quarter-over-quarter increases in its oil sands production and steadily reduced total per-barrel oil operating costs. Compared with the same period in 2015, third-quarter oil sands volumes grew 5%, while total oil operating costs declined 14% per barrel (bbl).

"We continue to deliver on our commitments, including significantly lowering our costs, bringing on new oil sands production capacity and maintaining one of the best balance sheets in the business," said Brian Ferguson, Cenovus President & Chief Executive Officer. "While I'm encouraged by the recent increase in oil prices, we remain firmly committed to pursuing additional cost reductions to position us to add shareholder value regardless of the commodity price environment."

Key developments
- Achieved first oil at Foster Creek phase G, began start-up of Christina Lake phase F and completed the Wood River Refinery debottlenecking project
- Reached oil sands production of almost 74,000 barrels per day (bbls/d) net at Foster Creek, 3% higher than in the third quarter of 2015
- Increased production at Christina Lake to almost 80,000 bbls/d net, 6% higher than in the third quarter of 2015
- Decreased total per-barrel oil operating costs by 14%, including a 9% reduction in oil sands per-barrel operating costs, compared with the third quarter of 2015
- Achieved target of reducing capital, operating and general and administrative (G&A) costs by $500 million for the year compared with original 2016 budget
- Exited the quarter with nearly $8 billion in liquidity, including $4 billion in unused credit facilities and almost $3.9 billion in cash, with net debt to capitalization of 17%

Production & financial summary			
(For the period ended September 30) Production (before royalties)	2016 Q3	2015 Q3	% change
Oil sands (bbls/d)	153,591	146,743	5
Conventional oil[1] (bbls/d)	54,481	63,679	-14
Total oil (bbls/d)	208,072	210,422	-1
Natural gas (MMcf/d)	392	430	-9
Financial ($ millions, except per share amounts)			
Cash flow[2]	422	444	-5
Per share diluted	0.51	0.53	
Operating earnings/loss[2]	-236	-28	
Per share diluted	-0.28	-0.03	
Net earnings/loss[3]	-251	1,801	
Per share diluted	-0.30	2.16	
Capital investment	208	400	-48

[1] Includes natural gas liquids (NGLs).

[2] Cash flow and operating earnings/loss are non-GAAP measures as defined in the Advisory.

[3] Net earnings in the third quarter of 2015 included a $1.9 billion after-tax gain related to an asset divestiture.

Overview

Cenovus remains focused on delivering safe and reliable operating performance. In the third quarter of 2016, the company achieved a 14% decrease in total per-barrel oil operating costs as well as a 5% increase in production at its oil sands business compared with the same quarter of 2015. While benchmark crude oil prices and Cenovus's netbacks have somewhat recovered from the multi-year lows seen in the first quarter of 2016, Cenovus intends to remain disciplined in its approach to capital spending and will look for further opportunities to reduce its cost structures and provide growth.

Oil production

In 2016, Foster Creek has achieved steady production increases with oil sands volumes growing 21% from the first quarter through the third quarter. Production in the third quarter averaged approximately 74,000 bbls/d net, 3% higher than in the same period of 2015. The year-over-year increase was primarily due to incremental volumes from the start-up of processing facilities for the phase G expansion as well as additional sustaining wells being brought online. Phase G, which adds 30,000 bbls/d gross in incremental production capacity, is expected to continue ramping up over an 18-month period. Foster Creek remains on track to meet its full-year production guidance.

Christina Lake production has also increased consistently in 2016, growing 4% from the first quarter through the third quarter. Volumes averaged approximately 80,000 bbls/d net in the third quarter, a 6% increase from the same period in 2015. The increase was largely due to additional wells being brought online and the strong performance of Christina Lake's facilities, which operated near design capacity through the third quarter. Commissioning and start-up of the phase F expansion continues, with first oil anticipated in November, followed by an expected ramp-up period of about 12 months. With the progression of phase F, Cenovus is on track to add 50,000 bbls/d gross in incremental production capacity at Christina Lake. As part of the expansion, the company continues to commission its new 100 megawatt Christina Lake cogeneration plant, which is anticipated to be online shortly.

"By continuing to invest in our top-tier oil sands assets during an extremely challenging period for our industry, we are now on track to increase combined oil sands production capacity to 390,000 barrels per day gross," said Ferguson.

Cenovus is spending a small amount of capital to complete detailed engineering on the Christina Lake phase G expansion and has rebid work on the project. The company expects to provide more information about future oil sands investment at the time of its 2017 budget announcement in December.

Cost reductions

During the third quarter, Cenovus achieved its 2016 target of reducing planned capital, operating and G&A spending by $500 million this year compared with its original 2016 budget. The company continues to pursue additional cost reductions across its business to help position it to be competitive with oil producers across North America.

"With the significant improvements we've made in our cost structures, we forecast that we can cover all of our operating and capital costs as well as our dividend with a West Texas Intermediate price in the US$45 to $50 range," said Ferguson. "As prices move beyond that range, we expect to generate free cash flow, giving us more capacity to further invest in growth."

In 2016, Cenovus has achieved a steady reduction in its total per-barrel oil operating costs. Non-fuel oil operating costs averaged $8.02/bbl in the third quarter compared with $9.46/bbl in the first quarter of the year. Compared with the same period in 2015, third-quarter oil operating costs declined 14%, including a 9% reduction in oil sands operating costs. Oil sands non-fuel operating costs were $6.37/bbl in the third quarter compared with $6.99/bbl in the same period a year ago. Year to date in 2016, Cenovus's non-fuel oil sands operating costs are almost 30% lower per barrel than they were for the full-year 2014.

Financial performance
Crude oil sales prices and volumes remained relatively consistent in the third quarter of 2016 compared with the same period a year earlier. Third-quarter operating cash flow declined to $487 million, down 19% year over year, primarily due to smaller realized hedging gains at Cenovus's oil and natural gas production assets compared with the same quarter in 2015. The company had realized hedging gains, excluding refining and marketing, of $42 million in the third quarter of 2016 compared with gains of $206 million a year earlier. The decline was partially offset by higher operating cash flow from refining and marketing as well as lower crude oil operating and transportation and blending expenses.

The company's refineries had strong operating performance in the third quarter. Operating cash flow from refining and marketing was $68 million compared with $30 million in the same period of 2015. The increase was primarily due to wider heavy and medium oil price differentials, which contributed to a feedstock cost advantage, higher crude utilization rates and a decline in operating expenses compared with 2015. This was partially offset by lower average market crack spreads compared with the year-earlier period. The successful completion of the Wood River debottlenecking project has increased available heavy oil processing capability by 18,000 bbls/d gross.

Cenovus had a net loss of $251 million in the third quarter of 2016. This compares with net earnings of $1.8 billion in the same period of 2015 when the company recorded an after-tax gain of approximately $1.9 billion from the sale of its royalty interest and mineral fee title lands business. Cenovus's third quarter 2016 results were negatively impacted by asset impairments of $292 million primarily due to the decline in long-term forward heavy oil and natural gas prices. This includes a $210 million impairment associated with the company's northern Alberta conventional assets and a $65 million impairment related to its Suffield conventional oil and natural gas assets in southern Alberta.

Cenovus ended the third quarter of 2016 with cash and cash equivalents of approximately $3.9 billion. Including $4 billion in undrawn capacity under its committed credit facility, the company has nearly $8 billion in liquidity available, with no debt maturing until the fourth quarter of 2019. At the end of the third quarter, the company's net debt to capitalization was 17% compared with 13% a year earlier. Cenovus's net debt to adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) was 2.0 times on a trailing 12-month basis, compared with 0.8 times at the end of the third quarter of 2015.

Cenovus has an active hedging program to support financial resilience and stabilize cash flow. As of October 25, 2016, the company has hedges in place on approximately 64,000 bbls/d for 2017. About 37% of these barrels are hedged using costless collars, which set an average minimum price of US$44.78/bbl and average maximum price of US$56.24/bbl that the company will receive for its hedged oil. This limits downside risk on the hedged barrels while giving the company some ability to benefit in a rising price environment. Cenovus will continue to evaluate additional hedging opportunities.

Guidance update and outlook

Cenovus has updated its 2016 guidance to reflect actual results for the first nine months of the year and the company's estimates for the full year. The revised guidance is available at cenovus.com under "Investors." Cenovus will provide details of its plans for the coming year on December 8 when it releases its 2017 budget.

Third quarter details

Oil sands

Foster Creek
- Production averaged 73,798 bbls/d net in the third quarter of 2016, a 3% increase from the same period of 2015.
- Operating costs declined 15% to $9.63/bbl in the quarter. Non-fuel operating costs were $7.19/bbl, a 17% decrease from a year earlier.
- The steam to oil ratio (SOR), the amount of steam needed to produce one barrel of oil, was 2.6 for the third quarter compared with 2.4 in the same period of 2015.

Christina Lake
- Production averaged 79,793 bbls/d net in the third quarter of 2016, a 6% increase from the same period a year earlier.
- Operating costs were $7.72/bbl in the quarter, a slight decline from a year earlier. Non-fuel operating costs were $5.58/bbl, comparable to the same period in 2015.
- The SOR was 1.9 during the third quarter compared with 1.7 a year earlier.

Conventional oil
- Total conventional oil production decreased 14% to 54,481 bbls/d in the third quarter of 2016 compared with the same quarter a year ago, primarily due to natural reservoir declines and the 2015 sale of Cenovus's royalty interest and mineral fee title lands business. The divested assets contributed an average of 1,250 bbls/d of production in the third quarter of 2015.
- Operating costs were $12.89/bbl in the quarter, 17% lower than in the third quarter of 2015, primarily due to lower workforce, chemical, electricity and repairs and maintenance costs.

Natural gas
- Natural gas production averaged 392 million cubic feet per day (MMcf/d) in the third quarter of 2016, down 9% from the same period a year earlier, primarily due to expected natural declines and the company's 2015 sale of its royalty interest and mineral fee title lands business.
- Operating costs fell 9% to $1.05 per thousand cubic feet (Mcf) in the quarter compared with the same period a year earlier.

Downstream

- Cenovus's Wood River Refinery in Illinois and Borger Refinery in Texas, which are jointly owned with the operator, Phillips 66, continued to deliver strong operating performance in the third quarter of 2016, including:
  - processing a combined average of 463,000 bbls/d gross of oil (101% utilization) compared with 394,000 bbls/d gross in the same period in 2015 (86% utilization)
  - producing a combined average of 494,000 bbls/d gross of refined products compared with 414,000 bbls/d gross a year earlier.
- Cenovus had refining and marketing operating cash flow of $68 million in the quarter compared with $30 million in the third quarter of 2015. The company's refining operating cash flow is calculated on a first-in, first-out (FIFO) inventory accounting basis. Using the last-in, first-out (LIFO) accounting method employed by most U.S. refiners, Cenovus's operating cash flow from refining and marketing would have been $37 million higher in the third quarter of 2016. In the third quarter of 2015, operating cash flow would have been $130 million higher on a LIFO reporting basis.

Financial

Corporate and financial information

- Operating cash flow was $487 million in the third quarter, down 19% from the same period a year earlier, largely due to gains of $41 million from the company's realized hedges compared with gains of $220 million the same period in 2015.
- Cash flow declined 5% in the third quarter to $422 million compared with the same period in 2015. This was due to lower operating cash flow, partially offset by a current income tax recovery compared with an expense in the same period a year earlier.
- After investing approximately $208 million during the third quarter, Cenovus had free cash flow of $214 million compared with free cash flow of $44 million in the same period a year earlier.
- Cenovus had a third-quarter operating loss of $236 million compared with an operating loss of $28 million in the same quarter of 2015. The 2016 third-quarter loss was largely the result of asset impairments of $292 million caused by a decline in long-term forward heavy oil and natural gas prices.
- Net loss was $251 million in the third quarter. This compares with net earnings of $1.8 billion in the same period of 2015 when the company recorded an after-tax gain of approximately $1.9 billion from the sale of its royalty interest and mineral fee title lands business. In the third quarter of 2016, Cenovus had unrealized risk management losses of $7 million compared with unrealized gains of $127 million a year earlier and a $111 million deferred income tax recovery in the third quarter of 2016 compared with a $228 million recovery a year earlier. The declines were partially offset by non-operating unrealized foreign exchange losses of $52 million compared with losses of $437 million in the same period a year earlier.
- G&A expenses were $71 million in the quarter, 9% lower than in the same period of 2015. The decrease was primarily due to lower workforce expenses as well as reduced information technology costs.
- The Board of Directors has declared a fourth-quarter dividend of $0.05 per share, payable on December 30, 2016 to common shareholders of record as of December 15, 2016. Based on the October 26, 2016 closing share price on the Toronto Stock Exchange of $20.16, this represents an annualized yield of about 1%. Declaration of

dividends is at the sole discretion of the Board and will continue to be evaluated on a quarterly basis.

Other developments
- In the third quarter, Cenovus was included in the Dow Jones Sustainability North America Index for the seventh consecutive year. Cenovus is one of only three Canadian oil and gas producers to make the index this year. Areas where the company scored well include corporate governance, stakeholder engagement, social and environmental reporting, biodiversity, climate strategy, and risk and crisis management.

Conference Call Today
9 a.m. Mountain Time (11 a.m. Eastern Time)
Cenovus will host a conference call today, October 27, 2016, starting at 9 a.m. MT (11 a.m. ET). To participate, please dial 888-231-8191 (toll-free in North America) or 647-427-7450 approximately 10 minutes prior to the conference call. A live audio webcast of the conference call will also be available via cenovus.com. The webcast will be archived for approximately 90 days.

ADVISORY
FINANCIAL INFORMATION

Basis of Presentation
Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS).

Non-GAAP Measures
This news release contains references to non-GAAP measures as follows:
- Operating cash flow is defined as revenues, less purchased product, transportation and blending, operating expenses, production and mineral taxes plus realized gains, less realized losses on risk management activities and is used to provide a consistent measure of the cash generating performance of the company's assets for comparability of Cenovus's underlying financial performance between periods. Items within the Corporate and Eliminations segment are excluded from the calculation of operating cash flow.
- Cash flow is defined as cash from operating activities excluding net change in other assets and liabilities and net change in non-cash working capital, both of which are defined on the Consolidated Statement of Cash Flows in Cenovus's interim and annual Consolidated Financial Statements. Cash flow is a measure commonly used in the oil and gas industry to assist in measuring a company's ability to finance its capital programs and meet its financial obligations.
- Free cash flow is defined as cash flow less capital investment.
- Operating earnings is used to provide a consistent measure of the comparability of the company's underlying financial performance between periods by removing non-operating items. Operating earnings is defined as earnings before income tax excluding gain (loss) on discontinuance, gain on bargain purchase, unrealized risk management gains (losses) on derivative instruments, unrealized foreign exchange gains (losses) on translation of U.S. dollar denominated notes issued from Canada, foreign exchange gains (losses) on settlement of intercompany transactions, gains

(losses) on divestiture of assets, less income taxes on operating earnings (loss) before tax, excluding the effect of changes in statutory income tax rates and the recognition of an increase in U.S. tax basis.

- Debt to capitalization, net debt to capitalization, debt to adjusted EBITDA and net debt to adjusted EBITDA are ratios that management uses to steward the company's overall debt position as measures of the company's overall financial strength. Debt is defined as short-term borrowings and long-term debt, including the current portion. Net debt is defined as debt net of cash and cash equivalents. Capitalization is defined as debt plus shareholders' equity. Net debt to capitalization is defined as net debt divided by net debt plus shareholders' equity. Adjusted EBITDA is defined as earnings before finance costs, interest income, income tax expense, depreciation, depletion and amortization, goodwill and asset impairments, unrealized gains or losses on risk management, foreign exchange gains or losses, gains or losses on divestiture of assets and other income and loss, calculated on a trailing 12-month basis.

These measures do not have a standardized meaning as prescribed by IFRS and therefore are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Cenovus's liquidity and its ability to generate funds to finance its operations. This information should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. For further information, refer to Cenovus's most recent Management's Discussion and Analysis (MD&A) available at cenovus.com.

FORWARD-LOOKING INFORMATION
This document contains certain forward-looking statements and other information (collectively "forward-looking information") about Cenovus's current expectations, estimates and projections, made in light of the company's experience and perception of historical trends. Forward-looking information in this document is identified by words such as "anticipate", "expect", "estimate", "plan", "target", "position", "project", "committed", "can be", "pursue", "capacity", "potential", "may", "on track", "confidence" or similar expressions and includes suggestions of future outcomes, including statements about: milestones and schedules, including expected timing for oil sands expansion phases and associated expected production capacities; expected impacts of completion of the Wood River debottlenecking project; projections for 2016 and future years; forecast operating and financial results, including our ability to generate free cash flow; targets for our debt to capitalization and debt to EBITDA ratios; planned capital expenditures; expected future production, including the timing, stability or growth thereof; our ability to preserve our financial resilience and plans and strategies with respect thereto; achieved and forecast cost reductions, including sustainability and expected impacts thereof; our competitive position; our commitment to pursuit of additional cost reductions and expected impact on our position to add shareholder value, including in the commodity price environment; our forecasts regarding our ability to cover operating and capital costs as well as our dividend within a certain commodity price range; dividend strategy; the potential for generation of free cash flow and capacity to invest in growth at certain commodity price levels; and expected impacts of our hedging program. Readers are cautioned not to place undue reliance on forward-looking information as our actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward-looking information is based include: forecast oil and natural gas prices and other assumptions inherent in Cenovus's 2016 guidance (as updated on October 27, 2016), available at cenovus.com; projected capital investment levels, flexibility of capital spending plans and associated source of funding; future cost reductions; sustainability of cost reductions; expected condensate prices; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; future use and development of technology; ability to obtain necessary regulatory and partner approvals; successful and timely implementation of capital projects or stages thereof; the company's ability to generate sufficient cash flow to meet its current and future obligations; estimated abandonment and reclamation costs, including associated levies and regulations; and other risks and uncertainties described from time to time in the company's filings with securities regulatory authorities.

The risk factors and uncertainties that could cause the company's actual results to differ materially, include: volatility of and assumptions regarding oil and natural gas prices; the effectiveness of the company's risk management program, including the impact of derivative financial instruments, the success of hedging strategies and the sufficiency of liquidity position; accuracy of cost estimates; commodity prices, currency and interest rates; product supply and demand; market competition, including from alternative energy sources; risks inherent in Cenovus's marketing operations, including credit risks; exposure to counterparties and partners, including ability and willingness of such parties to satisfy contractual obligations in a timely manner; risks inherent in operation of the company's crude-by-rail terminal, including health, safety and environmental risks; maintaining desirable ratios of debt to adjusted EBITDA and net debt to adjusted EBITDA as well as debt to capitalization and net debt to capitalization; ability to access various sources of debt and equity capital, generally, and on terms acceptable to Cenovus; ability to finance growth and sustaining capital expenditures; changes in credit ratings applicable to Cenovus or any of its securities; changes to dividend plans or strategy, including the dividend reinvestment plan; accuracy of reserves, resources and future production estimates; ability to replace and expand oil and gas reserves; ability to maintain relationships with partners and to successfully manage and operate the company's integrated business; reliability of assets, including in order to meet production targets; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; occurrence of unexpected events such as fires, severe weather conditions, explosions, blow-outs, equipment failures, transportation incidents and other accidents or similar events; refining and marketing margins; inflationary pressures on operating costs, including labour, natural gas and other energy sources used in oil sands processes; potential failure of products to achieve acceptance in the market; risks associated with fossil fuel industry reputation; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in producing, transporting or refining of crude oil into petroleum and chemical products; risks associated with technology and its application to Cenovus's business; risks associated with climate change; the timing and costs of well and pipeline construction; ability to secure adequate product transportation, including sufficient pipeline, crude-by-rail, marine or other alternate transportation, including to address any gaps caused by constraints in the pipeline system; availability of, and ability to attract and retain, critical talent; changes in labour relationships; changes in the regulatory framework in any of the locations in which Cenovus operates, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental (including in relation to abandonment, reclamation and remediation costs, levies or liability recovery with respect thereto), greenhouse gas, carbon and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on Cenovus's business, financial results and consolidated financial statements; changes in the general economic, market and business conditions; the political and economic conditions in the countries of operation; occurrence of unexpected events such as war, terrorist threats and the instability resulting therefrom; and risks associated with existing and potential future lawsuits and regulatory actions.

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. For a discussion of Cenovus's material risk factors, see "Risk Factors" in the company's Annual Information Form (AIF) or Form 40-F for the period ended December 31, 2015, together with the updates under "Risk Management" in each of the company's first, second and third quarter 2016 MD&As, available on SEDAR at sedar.com, EDGAR at sec.gov and on the company's website at cenovus.com.

TM denotes a trademark of Cenovus Energy Inc.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $19 billion. For more information, visit cenovus.com.

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CENOVUS CONTACTS:

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